Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2010

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “We”, “Us” or “Our”) for the six months ended June 30, 2010 and the audited consolidated financial statements and MD&A for the year ended December 31, 2009. The date of this MD&A is August 4, 2010.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback, payout ratio and net debt included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund distributions and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Refer to “Netbacks” below. Payout ratio is calculated as distributions paid divided by funds flow which is used to assess the adequacy of retained funds flow to finance capital programs. Net debt is the sum of long-term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess our leverage levels and hence the continuing appropriateness of our distribution and capital investment levels. Reconciliations of funds flow to its nearest measure prescribed by GAAP are provided below.

Calculation of Funds Flow
	Three months ended June 30		Six months ended June 30
(millions, except per unit amounts)	2010	2009	2010	2009
Cash flow from operating activities	$240	$295	$581	$577
Increase in non-cash working capital	17	114	5	165
Asset retirement expenditures	12	21	27	36
Funds flow	$269	$430	$613	$778

Basic per unit	$0.62	$1.05	$1.43	$1.91
Diluted per unit	$0.61	$1.05	$1.41	$1.91

2010 SECOND QUARTER REPORT 1

Second Quarter Highlights

Key financial and operational results for the second quarter 2010 were as follows:

•	Production averaged 163,700 boe per day and was weighted 59 percent to oil and 41 percent to natural gas.
•
Net debt was reduced by approximately $327 million during the quarter primarily the result of cash proceeds received from the creation of the Peace River Oil Partnership and an equity issuance to a private investor.

•
Exploration and development capital expenditures, excluding net asset dispositions, totalled $231 million compared to $140 million in the second quarter of 2009. During the second quarter of 2010 we closed net property dispositions of $599 million (2009 - $4 million). In the quarter, we continued to execute on our resource play strategy by drilling 29 net horizontal wells and acquiring complimentary land positions in some of our key resource plays.

•
Funds flow in the second quarter was $269 million compared to $430 million in the second quarter of 2009. The decline was primarily due to lower production volumes as a result of property dispositions and the monetization of foreign exchange contracts completed in 2009 totalling $75 million.

•
Net income was $195 million compared to a net loss of $41 million in the second quarter of 2009. The increase in net income in 2010 was mainly due to an increase in unrealized risk management gains and income tax recoveries related to asset transactions.

•	Netback was $23.52 per boe compared to $25.64 per boe in the second quarter of 2009. The decline was primarily due to higher royalties due to higher commodity prices compared to 2009.
•	Distribution levels are currently set at $0.15 per unit, per month, subject to maintenance of current forecasts of commodity prices, production levels and levels of capital investment.
•
On June 1, 2010, we closed a joint venture arrangement (the “Peace River Oil Partnership”) related to oil resources located in the Peace River area in Alberta. We contributed assets valued at $1.8 billion and retained a 55 percent interest in the partnership and received $312 million in cash upon closing and a commitment from our partner of $505 million to fund our share of future capital and operating expenses.

2010 Year-to-date Highlights

•	Production averaged 164,141 boe per day and was weighted 59 percent to oil and 41 percent to natural gas.
•	Net debt was reduced by approximately $750 million during the first six months of 2010.
•
Exploration and development capital expenditures, excluding net asset dispositions, totalled $494 million compared to $321 million for the first six months 2009. Net dispositions were $1,043 million in 2010 compared to $144 million for the comparable period in 2009.

•
Funds flow for the first six months of 2010 was $613 million compared to $778 million for the comparable period in 2009. The decline was due to lower production volumes as a result of asset dispositions and the decline in realized risk management gains.

•
Net income was $272 million compared to a net loss of $139 million for 2009. The increase was primarily due to unrealized risk management gains in 2010 compared to significant unrealized losses in 2009.

•	Netbacks were $25.92 per boe compared to $25.66 per boe in 2009.

2010 SECOND QUARTER REPORT 2

Quarterly Financial Summary
(millions, except per unit and production amounts) (unaudited)

Three months ended	June 30 2010	Mar. 31 2010	Dec. 31 2009	Sep. 30 2009	June 30 2009	Mar. 31 2009	Dec. 31 2008	Sep. 30 2008
Gross revenues (1)	$718	$806	$831	$800	$791	$781	$968	$1,235
Funds flow	269	344	366	349	430	348	490	662
Basic per unit	0.62	0.81	0.87	0.84	1.05	0.87	1.27	1.73
Diluted per unit	0.61	0.80	0.86	0.83	1.05	0.87	1.26	1.71
Net income (loss)	195	77	(12)	7	(41)	(98)	404	1,062
Basic per unit	0.45	0.18	(0.03)	0.02	(0.10)	(0.25)	1.05	2.78
Diluted per unit	0.44	0.18	(0.03)	0.02	(0.10)	(0.25)	1.04	2.73
Distributions declared	196	190	189	188	188	276	393	391
Per unit	$0.45	$0.45	$0.45	$0.45	$0.45	$0.69	$1.02	$1.02
Production
Liquids (bbls/d) (2)	95,777	96,317	101,636	104,583	104,070	105,643	105,644	106,898
Natural gas (mmcf/d)	408	410	411	441	459	447	476	500
Total (boe/d)	163,700	164,587	170,164	178,124	180,601	180,096	184,908	190,177

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Financial Markets

There was significant volatility in the global financial markets during the second quarter of 2010. The Greek government requested financial assistance from other European Union (“EU”) countries to mitigate the risk of potential default on its sovereign debt. There were also sovereign debt concerns in countries such as Spain and Portugal. In response, EU governments presented new, more fiscally restrictive budgets in order to help reduce deficits and stabilize credit ratings. These concerns, along with the risk of a possible EU recession, resulted in a significant decline in the Euro in favour of other currencies, in particular the US Dollar.

Stock markets throughout the world were negatively impacted by the concerns in Europe leading to losses from levels reached in the first quarter of 2010. Although our unit price was modestly affected by these issues; it continued to outperform the major indices on the TSX in the second quarter.

In April 2010, the Deepwater Horizon oil well explosion occurred in the Gulf of Mexico resulting in a massive oil spill off the Louisiana coast. The consequences of this well blow-out, primarily owned by BP plc, were felt industry-wide. The full impact of the spill on the oil and natural gas industry is not yet known, however, it may result in more stringent drilling regulations and additional safety measures throughout the offshore drilling industry. This could lead to a decline in supply and resulting upward pressure on crude oil prices.

Commodity Markets

Business Environment

Political and economic headlines continued to impact the business climate in the second quarter of 2010. The issues in the EU resulted in a significant decline in the Euro and fears of another economic slowdown. Potentially lower government stimulus has raised concerns regarding the sustainability of the economic recovery and the outlook for oil and natural gas demand growth. China and other developing economies are still expected to lead the world in economic growth; however, there are concerns that in the near term growth levels may not be as strong as previously forecasted.

2010 SECOND QUARTER REPORT 3

Crude Oil

WTI averaged US$77.99 per barrel in the second quarter of 2010 compared to US$78.79 per barrel in the first quarter of 2010 and US$59.62 per barrel for the second quarter of 2009. At the start of the second quarter of 2010, WTI was trading in the mid US$80.00 per barrel range, but declined below US$70.00 per barrel in May near the peak of the European sovereign debt concerns. Historically, oil demand declines in the second quarter corresponding with the end of winter and the refinery turnaround season. In 2010, crude oil inventories were expected to peak during the second quarter at higher than normal levels. Throughout the second quarter of 2010, near capacity inventory levels at Cushing, Oklahoma indicated a lag in demand growth for North American refined products. This resulted in WTI prices trading below Brent crude prices for much of the quarter.

Our corporate average crude oil price was $65.63 per barrel in the second quarter of 2010 compared to $57.75 per barrel for the same period last year primarily resulting from a higher benchmark WTI price. This increase was partially offset by the appreciation of the Canadian dollar compared to the US dollar over the past year and slightly higher quality and transportation discounts for Canadian crudes due to the high inventory levels.

Currently, we have approximately 34 percent of our remaining 2010 crude oil production hedged between US$60.11 per barrel and US$75.72 per barrel. Additionally, we have approximately 25 percent of our 2011 crude oil production hedged between US$81.00 per barrel and US$92.70 per barrel.

Natural Gas

The AECO Monthly Index averaged $3.86 per mcf in the second quarter of 2010 compared to $5.35 per mcf in the first quarter of 2010 and $3.66 per mcf for the second quarter of 2009. On-shore production in the Continental U.S. has been higher in 2010 which resulted in relatively high inventory levels and downward pressure on prices. Higher than normal temperatures during the spring months of 2010 led to additional natural gas demand for power generation and helped prevent inventory from reaching record levels during the second quarter. Natural gas drilling activity in the U.S. remained strong for much of the second quarter of 2010 due to high activity in U.S. shale gas plays. Although the level of active rigs drilling for natural gas has recently stabilized, current levels remain above those seen over the past two years.

Penn West’s corporate average natural gas price averaged $3.83 per mcf in the second quarter compared to $3.68 per mcf for the same period last year. For the remainder of 2010, we have approximately 17 percent of our natural gas production hedged between $6.19 per mcf and $8.37 per mcf.

2010 SECOND QUARTER REPORT 4

Business Strategy

To date, we have invested a significant amount of time and effort to ensure our transition to an exploration and production (“E&P”) company will be both efficient and successful. Over the past several months we have increased our technical expertise and staff levels in our exploration area. We have completed a thorough resource evaluation of our properties and have been active in acquisitions and dispositions ensuring that we have a concentrated asset base. Through this activity we have built a significant inventory of drilling locations and land which will be exploited in the future as an E&P company. With this solid foundation, we believe we have the right asset base to be successful as we move into the future.

The close of the Peace River Oil Partnership during the second quarter allows us to increase the pace of development in our Peace River oil sands assets. One of the key elements of this transaction is the opportunity to advance the development of the assets from the resource delineation phase through to commercial scale development and production. This considerable financial commitment from our partner and our own operational expertise provides a significant growth prospect for our unitholders into the future.

Additionally, over the past two years we have targeted the deleveraging of our balance sheet as we prepare for conversion to an E&P company at or near the end of 2010. The resultant actions have improved our financial flexibility, positioning us for success under an E&P structure. We remained active during the second quarter of 2010. In April, we renewed our unsecured, revolving bank facility for three years with an aggregate borrowing limit of $2.25 billion. In June, as a result of entering the Peace River Oil Partnership, we received $312 million in cash upon closing of the transaction. In addition, we completed a private placement of trust units for proceeds of $435 million ($424 million net). The proceeds from these transactions were used to reduce bank debt.

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2010	2009	% change	2010	2009	% change
Light oil and NGL (bbls/d)	77,198	77,614	(1)	76,818	78,460	(2)
Heavy oil (bbls/d)	18,579	26,456	(30)	19,228	26,392	(27)
Natural gas (mmcf/d)	408	459	(11)	409	453	(10)
Total production (boe/d)	163,700	180,601	(9)	164,141	180,350	(9)

Production of 163,700 boe per day in the second quarter of 2010 decreased slightly from the 164,587 boe per day produced in the first quarter of 2010. The decline was mainly due to above average precipitation experienced throughout the second quarter, restricting our ability to tie-in production from recently completed drilling activity.

The decrease from the comparable periods in 2009 was mainly due to property dispositions including the Lloydminster property disposition completed in November 2009 which accounted for approximately 4,000 boe per day, predominantly of heavy oil and the asset exchange transaction completed in January 2010 (the “January 2010 asset swap”) of approximately 2,800 boe per day. As the timing of our conversion to an E&P company approaches we continue to review strategies to strengthen our asset base and create efficiencies.

2010 SECOND QUARTER REPORT 5

When economic to do so, we strive to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. In the second quarter of 2010, crude oil and NGL production averaged 95,777 barrels per day (59 percent of production) and natural gas production averaged 408 mmcf per day (41 percent of production).

We drilled 29 net wells with a success rate of 100 percent in the second quarter of 2010 compared to 12 net wells at a success rate of 100 percent in the same period of 2009. Excluding stratigraphic and service wells, all of our drilling activity during the quarter utilized horizontal multi-stage fracture technology.

Average Sales Prices

	Three months ended June 30			Six months ended June 30
	2010	2009	% change	2010	2009	% change

Light oil and liquids (per bbl)	$67.70	$58.11	17	$70.18	$51.27	37
Risk management gain (loss) (per bbl) (1)	(2.38)	8.79	(100)	(2.46)	13.18	(100)
Light oil and liquids net (per bbl)	65.32	66.90	(2)	67.72	64.45	5

Heavy oil (per bbl)	57.03	56.71	1	60.77	46.89	30

Natural gas (per mcf)	3.83	3.68	4	4.64	4.50	3
Risk management gain (per mcf) (1)	0.54	0.66	(18)	0.38	0.72	(47)
Natural gas net (per mcf)	4.37	4.34	1	5.02	5.22	(4)

Weighted average (per boe)	47.94	42.62	12	51.52	40.48	27
Risk management gain (loss) (per boe) (1)	0.22	5.46	(96)	(0.20)	7.53	(100)
Weighted average net (per boe)	$48.16	$48.08	-	$51.32	$48.01	7

(1) Gross revenues include realized gains and losses on commodity contracts.

2010 SECOND QUARTER REPORT 6

Netbacks
	Three months ended June 30			Six months ended June 30
	2010	2009	% change	2010	2009	% change
Light oil and NGL
Production (bbls/day)	77,198	77,614	(1)	76,818	78,460	(2)
Operating netback ($/bbl):
Sales price	$67.70	$58.11	17	$70.18	$51.27	37
Risk management gain (loss) (1)	(2.38)	8.79	(100)	(2.46)	13.18	(100)
Royalties	(13.41)	(10.47)	28	(13.89)	(8.86)	57
Operating costs	(20.14)	(20.15)	-	(20.36)	(19.99)	2
Netback	$31.77	$36.28	(12)	$33.47	$35.60	(6)
Conventional heavy oil
Production (bbls/day)	18,579	26,456	(30)	19,228	26,392	(27)
Operating netback ($/bbl):
Sales price	$57.03	$56.71	1	$60.77	$46.89	30
Royalties	(8.31)	(7.17)	16	(9.00)	(5.54)	62
Operating costs	(17.50)	(15.62)	12	(16.99)	(15.70)	8
Transportation	(0.09)	(0.06)	50	(0.09)	(0.06)	50
Netback	$31.13	$33.86	(8)	$34.69	$25.59	36
Total liquids
Production (bbls/day)	95,777	104,070	(8)	96,046	104,852	(8)
Operating netback ($/bbl):
Sales price	$65.63	$57.75	14	$68.30	$50.17	36
Risk management gain (loss) (1)	(1.92)	6.56	(100)	(1.96)	9.86	(100)
Royalties	(12.42)	(9.63)	29	(12.91)	(8.03)	61
Operating costs	(19.63)	(19.00)	3	(19.68)	(18.91)	4
Transportation	(0.02)	(0.01)	100	(0.02)	(0.01)	100
Netback	$31.64	$35.67	(11)	$33.73	$33.08	2
Natural gas
Production (mmcf/day)	408	459	(11)	409	453	(10)
Operating netback ($/mcf):
Sales price	$3.83	$3.68	4	$4.64	$4.50	3
Risk management gain (1)	0.54	0.66	(18)	0.38	0.72	(47)
Royalties	(0.52)	(0.63)	(17)	(0.69)	(0.92)	(25)
Operating costs	(1.62)	(1.51)	7	(1.63)	(1.54)	6
Transportation	(0.22)	(0.20)	10	(0.22)	(0.21)	5
Netback	$2.01	$2.00	1	$2.48	$2.55	(3)
Combined totals
Production (boe/day)	163,700	180,601	(9)	164,141	180,350	(9)
Operating netback ($/boe):
Sales price	$47.94	$42.62	12	$51.52	$40.48	27
Risk management gain (loss) (1)	0.22	5.46	(96)	(0.20)	7.53	(100)
Royalties	(8.57)	(7.14)	20	(9.28)	(6.97)	33
Operating costs	(15.52)	(14.79)	5	(15.56)	(14.86)	5
Transportation	(0.55)	(0.51)	8	(0.56)	(0.52)	8
Netback	$23.52	$25.64	(8)	$25.92	$25.66	1

(1)	Gross revenues include realized gains and losses on commodity contracts.

2010 SECOND QUARTER REPORT 7

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2010	2009	% change	2010	2009	% change
Light oil and NGL	$459	$473	(3)	$941	$920	2
Heavy oil	97	137	(29)	212	224	(5)
Natural gas	162	181	(10)	371	428	(13)
Gross revenues (1)	$718	$791	(9)	$1,524	$1,572	(3)

(1)	Gross revenues include realized gains and losses on commodity contracts.

The decrease in revenue for 2010 from the comparative period in 2009 was mainly the result of lower production volumes as a result of a number of property dispositions and lower realized risk management gains. For the first six months of 2010, heavy oil production was 27 percent lower and natural gas production was 10 percent lower.

Reconciliation of decrease in Production Revenues

 (millions)
Gross revenues – January 1 – June 30, 2009	$1,572
Decrease in light oil and NGL production	(19)
Increase in light oil and NGL prices (including realized risk management)	40
Decrease in heavy oil production	(61)
Increase in heavy oil prices	49
Decrease in natural gas production	(42)
Decrease in natural gas prices (including realized risk management)	(15)
Gross revenues – January 1 – June 30, 2010	$1,524

Royalties

	Three months ended June 30			Six months ended June 30
	2010	2009	% change	2010	2009	% change
Royalties (millions)	$128	$117	9	$276	$227	22
Average royalty rate (1)	18%	17%	1	18%	17%	1
$/boe	$8.57	$7.14	20	$9.28	$6.97	33

(1)	Excludes effects of risk management activities.

In 2010, royalty rates and per boe amounts increased as a result of higher crude oil prices. We anticipate the effect of recent provincial royalty programs will improve our project economics.

2010 SECOND QUARTER REPORT 8

Alberta Royalty Modifications

In May 2010, the Government of Alberta announced the “Emerging Resources and Technologies Initiative” with the purpose of increasing development and the use of new technologies throughout Alberta. The following initiatives outlined in the announcement are significant to Penn West:

•	The oil royalty curves were flattened and capped at 40 percent; previously the maximum was 50 percent.
•	The natural gas royalty curves were flattened and capped at 36 percent; previously the maximum was 50 percent.
•	Horizontal oil wells have a maximum royalty rate of five percent, based on a sliding scale for up to 18 – 48 months or 50,000 – 100,000 barrels.
•	Horizontal gas wells have a maximum royalty rate of five percent for the first 18 months or 500 MMcf.
•	The new well royalty program continues with a maximum royalty rate of five percent on all new conventional oil and gas wells up to 50,000 boe cumulative production.

This announcement is expected to have a positive impact on our exploration and development project economics.

Expenses
	Three months ended June 30			Six months ended June 30
(millions)	2010	2009	% change	2010	2009	% change
Operating	$231	$243	(5)	$462	$485	(5)
Transportation	8	8	-	17	17	-
Financing	45	37	22	85	77	10
Unit-based compensation	$14	$13	8	$27	$25	8

	Three months ended June 30			Six months ended June 30
(per boe)	2010	2009	% change	2010	2009	% change
Operating	$15.52	$14.79	5	$15.56	$14.86	5
Transportation	0.55	0.51	8	0.56	0.52	8
Financing	2.98	2.26	32	2.85	2.36	21
Unit-based compensation	$0.93	$0.80	16	$0.91	$0.78	17

Operating

The increase in 2010 operating costs per boe compared to 2009 was partially due to property dispositions resulting in production declines and increases in power costs. During the second quarter of 2010, power prices in Alberta increased significantly compared to the prior year, peaking during the month of May, due to a number of forced outage events at a number of power generation facilities. While approximately 87 percent of our 2010 Alberta power costs are hedged, we are exposed to market prices on the remaining 13 percent of our usage.

A realized loss of $4 million (2009 - $8 million) on electricity contracts has been included in operating costs for the six months ended June 30, 2010.

2010 SECOND QUARTER REPORT 9

Financing

Penn West Petroleum Ltd. (“the Company”) has an unsecured, revolving syndicated bank facility with a three-year term and an aggregate borrowing limit of $2.25 billion. The facility is extendible and expires on April 30, 2013. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. As at June 30, 2010, approximately $0.8 billion was drawn under this facility.

As at June 30, 2010, the Company had $1.7 billion of senior unsecured notes outstanding as follows:

	Issue date	Amount (millions)	Term	Average interest rate
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80 percent
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25 percent
UK Notes	July 31, 2008	£57	10 years	6.95 percent (1)
2009 Notes	May 5, 2009	US$154, £20, €10, CAD$5	5 – 10 years	8.85 percent (2)
2010 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.50 percent

(1)
These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.

(2)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively.

On March 16, 2010, the Company closed the private placement of the 2010 Notes with an aggregate principal amount of approximately US$250 million plus CAD$50 million. The 2010 Notes have a weighted average term of 8.6 years and bear a weighted average fixed interest rate of approximately 5.5 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

At June 30, 2010, the Company had the following interest rate swaps outstanding:

Effective date	Termination date	Initial term	Nominal amount (millions)	Fixed rate (percent)
November 2008	November 2010	2 – years	$250	2.27
December 2008	December 2011	3 – years	$500	1.61
January 2009	January 2014	5 – years	$600	2.71
June 2010	January 2014	3.5 – years	$50	1.94

The interest rates on any non-hedged portion of the Company’s bank debt are subject to fluctuations in the short-term money market rates as advances on the bank facility are generally held in short-term instruments. As at June 30, 2010, none of the balance (2009 – 21 percent) of our long-term debt instruments was exposed to changes in short-term interest rates. On June 30, 2010, our fixed interest rate debt (including the effects of interest rate swaps) had a weighted average rate of approximately 4.65 percent (2009 – 4.50 percent).

Financing charges for the second quarter and first six months of 2010 are higher year over year due to a higher percentage of our debt capital being held in senior unsecured notes compared to the prior period as well as the increased cost of borrowing in the new bank facility. The Company’s senior unsecured notes contain higher interest rates than the syndicated bank facilities held in short-term money market instruments. Notwithstanding the current interest rate differentials, we believe the long-term and fixed interest rates inherent in the senior notes is favourable for a portion of our debt capital structure.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the second quarter of 2010 an expense of $6 million (2009 – $2 million) and for the first six months of 2010 an expense of $12 million (2009 - $8 million) was recognized to reflect that the floating interest rate decreased compared to the fixed interest rate transacted under our financial instruments.

2010 SECOND QUARTER REPORT 10

Unit-Based Compensation

Unit-based compensation expense is related to Penn West’s Trust Unit Rights Incentive Plan (“TURIP”) and its Long-Term Retention and Incentive Plan (“LTRIP”). The LTRIP was implemented in the first quarter of 2010. Compensation expense related to the TURIP is based on the fair value of trust unit rights issued, determined using a Binomial Lattice option-pricing model. The fair value of TURIP rights issued is amortized over the remaining vesting periods on a straight-line basis and is allocated to operating and general and administrative expense as applicable. The intrinsic cost of the LTRIP is charged to income based on our unit price at the end of each reporting period plus accumulated distributions multiplied by the number of LTRIP awards outstanding. The LTRIP obligation is accrued over the vesting period as service is completed by employees and is allocated to operating and general and administrative expense as applicable based on a graded vesting schedule. Subsequent increases and decreases in the underlying unit price will result in increases and decreases, respectively, to the underlying LTRIP obligation until settlement.

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2010	2009	% change	2010	2009	% change
TURIP
Operating expense	$3	$3	-	$6	$6	-
General and administrative expense	8	10	(20)	18	19	(5)
LTRIP
Operating expense	2	-	100	2	-	100
General and administrative expense	1	-	100	1	-	100
Unit-based compensation expense	$14	$13	8	$27	$25	8

The unit price used in the LTRIP intrinsic cost calculation was $20.30 (June 30, 2009 – N/A).

General and Administrative Expenses (“G&A”)

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2010	2009	% change	2010	2009	% change
Gross	$48	$47	2	$96	$95	1
Per boe	3.24	2.84	14	3.21	2.92	10
Net (including unit-based compensation)	43	41	5	87	82	6
Per boe	2.89	2.49	16	2.94	2.51	17
Net (excluding unit-based compensation)	34	31	10	68	63	8
Per boe	$2.28	$1.88	21	$2.30	$1.93	19

For 2010, gross G&A costs remained consistent compared to 2009 both for the second quarter and the year-to-date results. The increase in the net cost per boe in 2010 was primarily due to lower production volumes compared to 2009.

2010 SECOND QUARTER REPORT 11

Depletion, Depreciation and Accretion (“DD&A”)

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2010	2009	% change	2010	2009	% change
Depletion of oil and natural gas assets	$317	$389	(19)	$649	$764	(15)
Accretion of asset retirement obligations	10	11	(9)	20	21	(5)
Total DD&A	$327	$400	(18)	$669	$785	(15)
DD&A expense per boe	$22.03	$24.31	(9)	$22.56	$24.05	(6)

DD&A for 2010 decreased compared to the prior year as a result of lower production volumes due to property dispositions and the contribution of assets into the Peace River Oil Partnership.

Taxes

	Three months ended June 30			Six months ended June 30
(millions)	2010	2009	% change	2010	2009	% change
Future income tax recovery	$191	$119	61	$213	$235	(9)

Included in the 2010 recovery was $177 million relating to property dispositions. The comparative figure in 2009 included a $68 million recovery related to unrealized risk management losses. The 2009 six month ended figure includes $65 million recovery related to legislation enacted during the year by the Government of Canada which reduced the provincial component of the SIFT tax rate from 13 percent to 10 percent.

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust level, eliminating income subject to corporate income taxes in the operating entities. The Trust eliminates its taxable income, in part, by deducting distributions paid to its unitholders. Under the Specified Investment Flow-Through (“SIFT”) legislation, which was enacted in June 2007 and is effective January 1, 2011, distributions will no longer be tax deductible by the Trust. If the Trust was to continue in its current form, the Trust would be taxed on its income similar to corporations after the effective date; however, the amount of taxable income transferred to the Trust level and taxed as such is for the most part discretionary.

Future income taxes arise from differences between the accounting and tax basis of assets and liabilities. The estimate of future income taxes is based on the current tax status of the Trust, enacted legislation and management’s best estimates of future events. Certain events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled.

Update on SIFT Tax and Corporate Conversion

On June 12, 2007, the Government of Canada enacted legislation implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as SIFT entities. The purpose of the SIFT Tax was to impose a tax structure on SIFT entities similar to that of public corporations. Provided SIFT entities adhere to guidelines with respect to limitations on the amount of new equity issued, the SIFT Tax becomes effective on January 1, 2011. Currently, we can issue approximately $13 billion of equity anytime between now and 2011 without prematurely triggering the SIFT Tax.

2010 SECOND QUARTER REPORT 12

On March 12, 2009, federal legislation was enacted which provided that the provincial component of the SIFT tax be based on provincial corporate income tax rates where the SIFT has a permanent establishment rather than using a flat 13.0 percent rate which under the original rules was equally applicable to all SIFT entities. Under the new rules, we currently have our only permanent establishment in the Province of Alberta thus the combined SIFT tax rate applicable to us will now be 26.5 percent in 2011 and 25.0 percent in 2012 and thereafter.

Also included in the March 12, 2009 legislation were detailed rules providing for the tax-free conversion of SIFT entities into public corporations (the “SIFT Conversion Rules”). These rules enable the conversion of a SIFT entity into a corporation without undue tax consequences for the SIFT entity or its investors. The opportunity for a SIFT entity to apply these relieving provisions is available until the end of 2012.

As we move towards a conventional E&P structure, we are targeting a level of return which will include a combination of organic growth and yield. Currently, we anticipate our conversion to be at or near the end of 2010.

We currently have a significant tax pool base. Based on current commodity prices, we forecast we could use these pools, as a trust or corporation, to shelter our taxable income for an extended period after the effective date of the SIFT Tax. Distributions prior to conversion to a corporation which are sheltered by tax pools are not immediately taxable to the Trust or to unitholders. To the extent tax pools are insufficient to shelter distributions after 2010 (and prior to corporate conversion), the SIFT Tax would be payable and distributions of this income would generally be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as they will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account. Subsequent to a conversion to a corporation, eligible shareholders will generally receive taxable dividends eligible for the dividend tax credit.

Foreign Exchange

	Three months ended June 30			Six months ended June 30
(millions)	2010	2009	% change	2010	2009	% change

Unrealized foreign exchange (gain) loss	$74	$(86)	(100)	$19	$(43)	(100)

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The $19 million loss during 2010 was primarily due to the strengthening of the US dollar relative to the Canadian dollar of which $16 million related to changes to our senior unsecured notes and $3 million related to changes in our working capital balances.

Funds Flow and Net Income (Loss)

	Three months ended June 30			Six months ended June 30
	2010	2009	% change	2010	2009	% change
Funds flow (1) (millions)	$269	$430	(37)	$613	$778	(21)
Basic per unit	0.62	1.05	(41)	1.43	1.91	(25)
Diluted per unit	0.61	1.05	(42)	1.41	1.91	(26)

Net income (loss) (millions)	195	(41)	100	272	(139)	100
Basic per unit	0.45	(0.10)	100	0.63	(0.34)	100
Diluted per unit	$0.44	$(0.10)	100	$0.63	$(0.34)	100

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

2010 SECOND QUARTER REPORT 13

Funds flow in the second quarter of 2010 and six months ended June 30, 2010 were lower than the comparable periods in 2009 primarily as a result of property dispositions which led to a decline in 2010 production and the monetization of foreign exchange contracts completed in 2009 totalling $75 million.

Net income in the second quarter of 2010 compared to 2009 increased primarily due to unrealized risk management gains during 2010 compared to significant losses in 2009. This also contributed to the increase in net income on a year over year basis.

Capital Expenditures

	Three months ended June 30		Six months ended June 30
(millions)	2010	2009	2010	2009
Land acquisition and retention	$65	$6	$104	$12
Drilling and completions	115	54	286	115
Facilities and well equipping	40	66	86	175
Geological and geophysical	4	2	9	5
CO2 pilot costs	5	1	7	1
Corporate	2	11	2	13
Exploration and development capital expenditures	231	140	494	321

Property dispositions, net	(599)	(4)	(1,043)	(144)

Capital expenditures	(368)	136	(549)	177

Business combinations	-	116	-	116

Total expenditures	$(368)	$252	$(549)	$293

We drilled 29 net wells in the second quarter of 2010 (2009 – 12) resulting in 22 net oil wells, six net natural gas wells and one stratigraphic and service well with a success rate of 100 percent (2009 – 100 percent). During the quarter, excluding stratigraphic and service wells, all of our drilling activity utilized horizontal multi-stage fracture technology.

In 2010, we increased our capital spending compared to 2009 due to stronger commodity and other markets resulting in an increase in drilling and completions. Additionally, we were successful at land sales, acquiring complimentary land positions to further strengthen several of our resource plays. The 2010 capital program is weighted towards our large oil resource plays, including the Cardium, Waskada and the Carbonates.

For the three months ended June 30, 2010, $23 million was capitalized (2009 - $1 million capitalized) and, for the first six months of 2010, $21 million was capitalized (2009 - $4 million disposed) for additions to asset retirement obligations from our capital program and property acquisitions, net of property dispositions.

CO2 pilot costs represent capital expenditures related to the Pembina and South Swan Hills CO2 pilot projects, including the cost of injectants, for which no incremental reserves have been booked.

Peace River Oil Partnership

As previously announced on June 1, 2010, we closed the transaction creating the Peace River Oil Partnership to develop oil resources in the Peace River area of Northern Alberta. We contributed assets valued at $1.8 billion, retaining a 55 percent interest in the partnership and received approximately $817 million which included $312 million cash paid upon closing and $505 million committed to us to fund our share of future capital and operating expenses for the Peace River Oil Partnership. In addition, we closed a private placement issuing approximately 23.5 million trust units for gross proceeds of $435 million ($424 million net).

2010 SECOND QUARTER REPORT 14

Goodwill

(millions)	June 30, 2010	December 31, 2009
Balance, beginning and end of period	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust. We determined there was no goodwill impairment at June 30, 2010.

Business Risks

The disclosures under this heading (excluding the information under environmental and climate change risk), in conjunction with Note 10 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

We are exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to commodity price risk, foreign currency risk, credit risk, interest rate risk, liquidity risk and environmental and climate change risk. We seek to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

For a summary of outstanding financial instruments, please refer to “Financial Instruments” later in this MD&A and to Note 10 to our unaudited interim consolidated financial statements.

Commodity Price Risk

Commodity price fluctuations are among our most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal, and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas imports. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent for one additional year thereafter.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to or denominated directly in US dollars, thus our realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of our debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates inversely to the effect on crude oil revenues. At June 30, 2010, Penn West had the following foreign currency forward contracts outstanding:

Initial Term	Nominal Amount (millions)	Termination date	Exchange rate
19-month term	Sell US$599	December 2011	1.06085 CAD/USD
8-year term	Buy US$80	May 2015	1.01027 CAD/USD
10-year term	Buy US$80	May 2017	1.00016 CAD/USD
12-year term	Buy US$70	May 2019	0.99124 CAD/USD
15-year term	Buy US$20	May 2022	0.98740 CAD/USD

In the second quarter of 2010, we entered into foreign exchange contracts to swap US$599 million of US dollar revenue for the remainder of 2010 and 2011 to Canadian dollars at an average rate of one US dollar equals 1.06 Canadian dollars to fix the floor price of our US dollar denominated oil collars in Canadian dollars.

At June 30, 2010, we had US dollar denominated debt with a face value of US$1.1 billion outstanding (December 31, 2009 - $0.9 billion) on which the repayment of the principal amount in Canadian dollars is not fixed.

2010 SECOND QUARTER REPORT 15

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the right to recover unpaid receivables by receiving the partner’s share of production when we are the operator. For oil and natural gas sales and financial derivatives, we follow a counterparty risk procedure whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and is requested to provide security if deemed necessary. For financial derivatives, we normally transact with counterparties who are members of our banking syndicate or other counterparties that have investment grade ratings. We monitor credit events related to all counterparties and reassess credit exposures on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at June 30, 2010, the maximum exposure to credit risk was $344 million (December 31, 2009 - $371 million) being the carrying value of the accounts receivable. Management continuously monitors credit risk and credit policies to ensure exposures to customers are controlled.

Interest Rate Risk

We currently maintain a portion of our debt capital in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which remain at lower levels than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

As at June 30, 2010, we had a total of $1.7 billion of fixed interest rate debt instruments and $0.3 billion of convertible debentures outstanding. On the fixed interest rate debt, as at June 30, 2010, the average remaining term was 7.5 years (2009 – 8.3 years) with an average interest rate of 6.3 percent (2009 – 6.6 percent).

•
The 2007 Notes, totalling US$475 million, bear fixed interest rates at a weighted average rate of approximately 5.8 percent with a weighted average original term of 10.1 years (remaining weighted average term of 7.0 years)

•
The 2008 Notes, which total US$480 million plus CAD$30 million, bear fixed interest rates at a weighted average rate of approximately 6.25 percent with a weighted average original term of 9.6 years (remaining weighted average term of 7.5 years).

•
The UK Notes, totalling £57 million, have a fixed interest rate of approximately 7.78 percent for an original term of 10 years (remaining term of 8.1 years). The Company entered into contracts to fix the principal of the UK Notes at approximately $114 million bearing interest in Canadian dollars at 6.95 percent.

•
The 2009 Notes, which total US$154 million, £20 million, €10 million and CAD$5 million, bear fixed interest rates at a weighted average rate of 8.85 percent with a weighted average original term of 7.6 years (remaining weighted average term of 7.0 years). The Company entered into contracts to fix the principal of the Pounds Sterling and Euro tranches, at $36 million and $16 million bearing interest in Canadian dollars at 9.15 percent and 9.22 percent, respectively.

•
The 2010 Notes, which total US$250 million plus CAD$50 million, bear fixed interest rates at a weighted average rate of approximately 5.5 percent with a weighted average original term of 8.6 years (remaining weighted average term of 8.3 years).

•
We have unsecured, subordinated convertible debentures outstanding with maturity dates until the end of 2011. For further details on these instruments, refer to the “Convertible Debentures” section below in this MD&A.

2010 SECOND QUARTER REPORT 16

Liquidity Risk

Liquidity risk is the risk that we will be unable to meet our financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities. Additional information on specific instruments is discussed in Notes 5 and 6 to the unaudited interim consolidated financial statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at June 30, 2010:

(millions)	2010	2011	2012	2013	2014	Thereafter
Bank debt	$-	$-	$-	$808	$-	$-
Senior unsecured notes	-	-	-	5	63	1,597
Convertible debentures	18	255	-	-	-	-
Accounts payable	483	-	-	-	-	-
Distributions payable	67	-	-	-	-	-
Total	$568	$255	$-	$813	$63	$1,597

Environmental and Climate Change Risk

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain unlikely assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, stakeholder communication, CO2 sequestration, water management and site abandonment/reclamation. We continuously monitor our responsibilities to minimize the environmental impact from our operations, allocate sufficient capital to reclamation and other activities and are committed to mitigating the impact in the areas in which we operate.

Liquidity and Capital Resources

Capitalization
	June 30, 2010		December 31, 2009
(millions)		%		%
Trust units issued, at market	$9,152	76	$7,821	69
Bank loans and long-term notes	2,473	21	3,219	28
Convertible debentures	273	2	273	2
Working capital deficiency (1)	102	1	106	1
Total enterprise value	$12,000	100	$11,419	100

(1)	Excludes the current portion of risk management, future income taxes and convertible debentures.

For the first six months of 2010, we paid total distributions, including those funded by the distribution reinvestment plan, of $382 million compared to distributions of $533 million for the comparable period of 2009.

2010 SECOND QUARTER REPORT 17

The decline in long-term debt in 2010 was mainly due to repayments made on our syndicated bank facility as a result of proceeds received from the January 2010 asset swap, cash received upon closing of the Peace River Oil Partnership transaction and an equity offering completed in June 2010 to a private investor. On April 30, 2010, the Company closed the renewal of its unsecured, revolving, syndicated bank facilities with an aggregate borrowing limit of $2.25 billion. There were no changes to the previous financial covenants under the renewal. The Company currently has approximately $1.4 billion of unused credit capacity available. In addition, as at June 30, 2010, the Company had senior unsecured notes of $1.7 billion and convertible debentures of $0.3 billion. For further details on these debt instruments, please refer to the “Financing” and “Convertible Debentures” sections of this MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt structure. We have an active risk management program to limit our exposure to certain risks and maintain close relationships with our lenders and agents to monitor credit market developments. These actions aim to increase the likelihood of maintaining our financial flexibility to capture opportunities availed in the markets in addition to the continuation of our capital and distribution programs and the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On June 30, 2010, the Company was in compliance with all of these financial covenants which comprise the following:

	Limit	June 30, 2010
Senior debt to pro forma EBITDA (1)	Less than 3:1	1.65
Total debt to pro forma EBITDA (1)	Less than 4:1	1.67
Senior debt to capitalization	Less than 50 percent	22%
Total debt to capitalization (2)	Less than 55 percent	23-25%

(1)	Pro forma EBITDA includes Penn West and certain property transactions closing in the pro forma period.
(2)	The definitions of Total debt differ slightly among the agreements in relation to convertible debentures.

The 2008 Notes, the UK Notes, the 2009 Notes and the 2010 Notes contain change of control provisions requiring that if a change of control occurs, the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

Distributions may be in cash or trust units and may be monthly or special at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income; however, the amount of taxable income allocated to the Trust from the operating entities is subject to management’s discretion. In the event a special distribution is required in order to distribute all of the Trust’s taxable income, such a distribution would generally be in trust units. The number of outstanding trust units would be reset to the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. We have never declared such a distribution and, at the current time, forecast that such a special distribution will not be required for 2010.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

2010 SECOND QUARTER REPORT 18

Convertible Debentures

During the second quarter of 2010, an insignificant amount of convertible debentures were redeemed and settled in units (2009 – $11 million) and no convertible debentures were redeemed and settled in cash (2009 - $4 million). The convertible debentures which matured on June 30, 2010 were settled in cash.

At June 30, 2010, the balance of our unsecured, subordinated convertible debentures outstanding was as follows:

Description of security	Outstanding (millions)	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
PWT.DB.D 6.5% Convertible extendible	$18	July 31, 2010	$36.82	$1,025 July 31, 2009 to maturity
PWT.DB.E 7.2% Convertible	26	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
PWT.DB.F 6.5% Convertible extendible	229	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity
Total	$273

Subsequent to June 30, 2010, the series D debentures matured on July 31, 2010 and were settled in units for a total of approximately $18 million.

Standardized Distributable Cash
	Three months ended June 30		Six months ended June 30
(millions, except per unit amounts)	2010	2009	2010	2009
Cash flow from operating activities	$240	$295	$581	$577
Productive capacity maintenance (1)	(231)	(140)	(494)	(321)
Standardized distributable cash	9	155	87	256
Proceeds from the issue of trust units (2)	477	36	525	321
Debt and working capital changes	(290)	(3)	(226)	(113)
Cash distributions declared	$196	$188	$386	$464
Accumulated cash distributions, beginning	4,691	3,936	4,501	3,660
Accumulated cash distributions, ending	$4,887	$4,124	$4,887	$4,124

Standardized distributable cash per unit, basic	0.02	0.38	0.20	0.63
Standardized distributable cash per unit, diluted	0.02	0.38	0.20	0.63
Standardized distributable cash payout ratio (3)	21.78	1.21	4.44	1.81

Distributions declared per unit	$0.45	$0.45	$0.90	$1.14
Net income as a percentage of cash distributions declared	99%	N/A	70%	N/A
Cash flows from operating activities as a percentage of cash distributions declared	122%	157%	151%	124%

(1)	Please refer to our discussion of productive capacity maintenance below.
(2)
Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the TURIP, the Employee Retirement Savings Plan and the equity issuances that were completed in February 2009 and June 2010.

(3)	Represents cash distributions declared divided by standardized distributable cash.

2010 SECOND QUARTER REPORT 19

(millions, except ratios)	To June 30, 2010
Cumulative standardized distributable cash from operations (1)	$3,524
Issue of trust units	1,454
Debt and working capital changes	(91)
Cumulative cash distributions declared (1)	$4,887

Standardized distributable cash payout ratio (2)	1.4

(1)	Subsequent to the trust conversion on May 31, 2005.
(2)	Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We currently budget our capital programs at approximately 50-60 percent of annual forecast funds flow. As we move towards a conventional E&P structure, we are targeting a level of return which will include a combination of organic growth and yield. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Additional borrowings and equity issues may be required from time to time to fund a portion of our distributions, decrease or reallocate our debt capital or to maintain or increase our productive capacity. Adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required or desirable based on forecast levels of funds flow, capital efficiency and debt levels.

Productive capacity maintenance is the estimated amount of capital funds required in a period for an enterprise to maintain future cash flows from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on investing 50-60 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity over the medium term. We set our internal hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. We historically incur a larger proportion of our exploration and development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, any seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Accordingly, distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

2010 SECOND QUARTER REPORT 20

Financial Instruments

We had the following financial instruments outstanding as at June 30, 2010. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value

Crude oil
WTI Collars	35,000 bbls/d	Jul/10 – Dec/10	US$60.11 to $75.72/bbl	$(41)
WTI Collars	25,000 bbls/d	Jan/11 – Dec/11	US$81.00 to $92.70/bbl	55

Natural gas
AECO Collars (1)	63,000 GJ/d	Jul/10 – Oct/10	$ 6.50 to $9.50/GJ	24
AECO Collars (2)	30,000 GJ/d	Jul/10 – Dec/10	$ 5.00 to $5.75/GJ	7

Electricity swaps
Alberta Power Pool	65 MW	Jul/10 – Dec/10	$71.40/MWh	(4)
Alberta Power Pool	25 MW	Jul/10 – Dec/11	$66.70/MWh	(5)
Alberta Power Pool	65 MW	Jan/11 – Dec/11	$61.79/MWh	(7)
Alberta Power Pool	45 MW	Jan/12 – Dec/12	$53.02/MWh	-
Alberta Power Pool	30 MW	Jan/12 – Dec/13	$54.60/MWh	-
Alberta Power Pool	20 MW	Jan/13 – Dec/13	$56.10/MWh	-
Alberta Power Pool	50 MW	Jan/14 – Dec/14	$58.50/MWh	-

Interest rate swaps
	$250	Jul/10 – Nov/10	2.27%	(2)
	$500	Jul/10 – Dec/11	1.61%	(3)
	$600	Jul/10 – Jan/14	2.71%	(13)
	$50	Jul/10 – Jan/14	1.94%	-

Foreign exchange forwards
19-month term	US$599	Jul/10 – Dec/11	1.06085 CAD/USD	(4)
8-year term	US$80	2015	1.01027 CAD/USD	7
10-year term	US$80	2017	1.00016 CAD/USD	8
12-year term	US$70	2019	0.99124 CAD/USD	8
15-year term	US$20	2022	0.98740 CAD/USD	3

Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(20)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(4)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$7

(1)	The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.
(2)	The collars total approximately 28,400 mcf per day between prices of $5.27 and $6.06 per mcf.

Please refer to our website at www.pennwest.com for details of all financial instruments currently outstanding.

2010 SECOND QUARTER REPORT 21

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at August 4, 2010 for production and capital expenditures for 2010 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Based upon our current energy price outlook, our 2010 exploration and development capital expenditures are expected to be in the upper range of $700 million to $850 million. Penn West is focusing its 2010 capital program on its suite of large-scale light-oil plays including the Cardium, Waskada, and the emerging Carbonate play in Northwest Alberta. The application of horizontal multi-fracture completions technology remains an important factor in the exploitation and development of the very large oil resources in place in these and other core areas for Penn West. Based on this level of capital expenditures and including the impact of the disposition to the Peace River Oil Partnership, our forecast 2010 average production is now expected to be approximately 164,000 to 172,000 boe per day with production additions increasing as our activity increases through the year.

Our prior forecast; released on May 5, 2010 with our 2010 first quarter results and filed on SEDAR at www.sedar.com remains unchanged with the exception of production which has been revised from 165,000 to 173,000 boe per day to 164,000 to 172,000 boe per day as a result of the formation of the Peace River Oil Partnership.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in our Outlook.

		Impact on funds flow
Change of:	Change	$ millions	$/unit
Price per barrel of liquids	$1.00	20	0.04
Liquids production	1,000 bbls/day	17	0.04
Price per mcf of natural gas	$0.10	12	0.03
Natural gas production	10 mmcf/day	8	0.02
Effective interest rate	1%	6	0.01
Exchange rate ($US per $CAD)	$0.01	20	0.04

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$-	$-	$-	$813	$63	$1,597
Transportation	13	22	9	5	1	-
Transportation ($US)	2	4	4	4	4	4
Power infrastructure	11	7	7	7	7	18
Drilling rigs	13	18	9	8	3	-
Purchase obligations (1)	7	13	13	13	11	18
Interest obligations	74	147	131	114	103	316
Office lease (2)	$31	$71	$68	$66	$60	$597

(1)	These amounts represent estimated commitments of $57 million for CO2 purchases and $18 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $397 million.

2010 SECOND QUARTER REPORT 22

Our syndicated credit facility is due for renewal on April 30, 2013. If we are not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter other loans including term bank loans. In addition, we have an aggregate of $1.7 billion in senior notes maturing between 2014 and 2025. We maintain positive working relationships and are in continuous contact with our lenders and agents.

Convertible debentures with an aggregate principal amount of $273 million outstanding on June 30, 2010 (December 31, 2009 - $273 million), and a significant portion of the interest payable on convertible debentures may, at the option of Penn West, be settled by the issuance of trust units. As at August 4, 2010, convertible debentures with an aggregate principal amount of $255 million were outstanding. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A or Note 6 to the unaudited interim consolidated financial statements.

Equity Instruments

Trust units issued:
As at June 30, 2010	450,848,514
Issued on exercise of trust unit rights	178,837
Issued to employee savings plan	157,415
Issued pursuant to distribution reinvestment plan	606,016
Issued on conversion of debentures	909,373
As at August 4, 2010	452,700,155

Trust unit rights outstanding:
As at June 30, 2010	34,999,187
Granted	75,000
Exercised	(178,837)
Forfeited	(117,730)
As at August 4, 2010	34,777,620

Internal Control over Financial Reporting

No changes in our internal control over financial reporting ("ICOFR") were made during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Accounting Changes and Pronouncements

Future Accounting Pronouncements

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, full cost oil and natural gas companies can elect to use the recorded amount under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS. Penn West is currently planning to adopt this exemption.

2010 SECOND QUARTER REPORT 23

In 2008, we began our IFRS conversion project and assembled a project team and steering committee to ensure successful implementation within the required timeframe. Members selected for these teams have expertise in a number of areas including; accounting, financial reporting, information technology, internal controls, investor relations, project management, taxation and treasury. These members and other key finance and operational staff have received ongoing training related to IFRS. The project team and steering committee provide updates to senior management and the Audit Committee on a regular basis. Our changeover project consists of three main phases:

•	Diagnostic phase - Involved identification of the key differences between Canadian GAAP and IFRS. This phase began in 2008 and was completed in 2009.
•
Design and implementation phase - Focuses on accounting policy decisions and modifications to IT systems and accounting processes. As decisions are made during this phase we will review our internal controls over financial reporting and disclosure controls and procedures and make modifications as required. We started this phase in 2009 and our efforts are ongoing at the present time.

•
Completion phase - Involves the final review of accounting policy choices, internal control changes, the full implementation of IT processes and the conversion of financial statements balances and comparative figures to IFRS. We anticipate this phase will begin in the latter half of this year.

During the second quarter of 2010, our work continued to focus on further analyzing alternative accounting policies, most notably under property, plant and equipment, and reviewing potential internal control changes. In addition, we began our work on our transition date balance sheet which is expected to continue into the second half of 2010.

Significant accounting differences between our current accounting policies under Canadian GAAP and expected accounting policies under IFRS include the following:

•
Depletion and depreciation of property, plant and equipment (“PP&E”) will be based on significant components. Under Canadian GAAP, PP&E is generally depleted based on aggregations at the country level by those using the full cost method of accounting for oil and natural gas activities. Depletion of resource properties will generally continue to be calculated using the unit-of-production method; however, under IFRS there is an option to base production volumes before royalties on total proved reserves or total proved plus probable reserves. Depreciation of all other assets will be calculated on a straight-line basis over their estimated useful life.

•
Oil and natural gas properties will be classified as either PP&E or Exploration and Evaluation assets (“E&E”). Under Canadian GAAP, oil and gas assets are only classified as PP&E. E&E assets will consist of capital costs related to prospective assets for which the technical and commercial viability of extracting oil and gas had not yet been determined, will be measured at cost and classified according to the nature of the expenditures.

•
E&E costs will be reclassified to PP&E, to the extent they are not impaired, when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no future plans for development activity, then the E&E expenditures will be reviewed for impairment. Any impairments are charged to income.

•	Impairment testing on oil and gas properties will be performed at a lower level than under current Canadian GAAP.
•	Share-based payments for equity awards are expensed based on a graded vesting schedule compared to the straight-line method under Canadian GAAP.
•
Discount rates used to calculate the asset retirement obligation are currently under review by our project team as there is currently diversity in practice when selecting a rate. Future changes to the rates could lead to a material change in this provision upon adoption of IFRS.

We are currently in the process of evaluating the impact of the above noted accounting policy choices and the effect they will have on our financial statements. We will disclose additional information on the impact of the changes throughout 2010 as it becomes known. Any amendments to existing IFRS standards or implementation of new IFRS standards will likely lead to additional changes.

2010 SECOND QUARTER REPORT 24

Related-Party Transactions

During the first six months 2010, we incurred $2 million (2009 – $1 million) of legal fees from a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our anticipated monthly per unit distribution level and the factors that may affect such distribution level; our expectations regarding North American and global supply and demand factors for crude oil and natural gas in 2010; effect of the Deepwater Horizon oil well explosion on supply and pricing of crude oil; hedging; effects of the completion of the Peace River Oil Partnership transaction on development of our Peace River oil sands assets and our growth prospects; anticipated effect of provincial royalty programs on project economics; terms of our TURIP and LTRIP plans; our intention to focus our 2010 capital program on our light-oil resource plays, including the Cardium and Waskada plays and the emerging Carbonate play in Northwest Alberta; the steps we may take in preparation to convert to an exploration and production company, including our ability to capitalize on opportunities to focus our asset base and create efficiencies throughout the organization prior to conversion, and our ability to position ourselves for success under a corporate business model; our intention to maintain an appropriate mix of liquids and natural gas production; the disclosure contained under the heading "Update on SIFT Tax and Corporate Conversion", which among other things identifies our intention to convert to a corporate structure, our expectation that as we move towards a conventional E&P structure we will target a level of shareholder return that will consist of a combination of growth and yield, our potential ability to shield our taxable income from income tax using our tax pools for an extended period of time under either a trust or corporate model, expected timing of conversion, and the impact the SIFT Tax and the conversion may have on our unitholders and distributions or dividends paid to our unitholders; the identity of our primary business risks going forward (commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk, and environmental and climate change risk) and the nature and effectiveness of our risk management strategies; the ability of our strategies to increase the likelihood that we will be able to maintain our financial flexibility to capture opportunities availed by the current market, continue our capital and distribution programs, and execute our business strategies; effect of distributions on debt levels; our current belief that a special distribution will not be made in 2010; our belief that our environmental programs eliminate the need for a reclamation fund and are sufficient to meet or exceed existing environmental regulations; the disclosure contained under the heading "Standardized Distributable Cash", which among other things identifies our intention to fund distributions and maintenance capital programs primarily from funds flow, our aim to budget our capital programs at 50 to 60 percent of annual forecast funds flow, our belief that our current capital programs should be sufficient to maintain our productive capacity over the medium term, our belief that our production additions will increase as our activity increases throughout the year, and the impact of seasonality on our distribution policies; our belief that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves; the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our capital expenditure levels for 2010, the focus of our 2010 capital expenditures, the importance of the application of horizontal multi-fracture completions technology, our forecast average daily production for 2010, and our anticipated timing for production additions; the disclosure contained

2010 SECOND QUARTER REPORT 25

under the heading "Sensitivity Analysis" relating to the estimated sensitivity of our reported financial results for the next 12 months in respect of funds flow to certain operational and financial metric assumptions; timing and effect of renewal of credit facility; and our expectations regarding the impact that the adoption of IFRS may have on us.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Update on SIFT Tax and Corporate Conversion", "Standardized Distributable Cash", "Outlook" and "Sensitivity Analysis".

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions and partnerships, including the completed dispositions, acquisitions and partnerships discussed herein; changes in tax laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers including our intended conversion to a corporate structure; and the other factors described under "Business Risks" in this document and in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

2010 SECOND QUARTER REPORT 26

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com.

2010 SECOND QUARTER REPORT 27

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	June 30, 2010	December 31, 2009

Assets
Current
Accounts receivable	$344	$371
Future income taxes (note 11)	-	37
Other	104	101
	448	509
Risk management (note 10)	7	-
Deferred funding obligation (note 4)	505	-
Property, plant and equipment (note 3)	10,170	11,347
Goodwill	2,020	2,020
	12,702	13,367
	$13,150	$13,876

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$483	$515
Distributions payable	67	63
Convertible debentures (note 6)	44	18
Risk management (note 10)	-	130
	594	726
Long-term debt (note 5)	2,473	3,219
Convertible debentures (note 6)	229	255
Asset retirement obligations (note 7)	582	568
Risk management (note 10)	-	21
Future income taxes (note 11)	917	1,169
	4,795	5,958
Unitholders’ equity
Unitholders’ capital (note 8)	8,984	8,451
Contributed surplus (note 8)	141	123
Deficit	(770)	(656)
	8,355	7,918
	$13,150	$13,876

See accompanying notes to the unaudited interim consolidated financial statements.

2010 SECOND QUARTER REPORT 28

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings (Deficit)

	Three months ended June 30		Six months ended June 30
(CAD millions, except per unit amounts, unaudited)	2010	2009	2010	2009

Revenues
Oil and natural gas	$715	$701	$1,530	$1,326
Royalties	(128)	(117)	(276)	(227)
	587	584	1,254	1,099

Risk management gain (loss) (note 10)
Realized	3	90	(6)	246
Unrealized	119	(308)	155	(389)
	709	366	1,403	956

Expenses
Operating (note 9)	236	246	470	491
Transportation	8	8	17	17
General and administrative (note 9)	43	41	87	82
Financing (notes 5 and 6)	45	37	85	77
Depletion, depreciation and accretion	327	400	669	785
Unrealized risk management gain (note 10)	(28)	(45)	(3)	(4)
Unrealized foreign exchange (gain) loss	74	(86)	19	(43)
Gain on currency contracts	-	(75)	-	(75)
	705	526	1,344	1,330
Income (loss) before taxes	4	(160)	59	(374)

Taxes
Future income tax recovery (note 11)	(191)	(119)	(213)	(235)

Net and comprehensive income (loss)	$195	$(41)	$272	$(139)

Retained earnings (deficit), beginning of period	$(769)	$(45)	$(656)	$329
Distributions declared	(196)	(188)	(386)	(464)
Deficit, end of period	$(770)	$(274)	$(770)	$(274)

Net income (loss) per unit
Basic	$0.45	$(0.10)	$0.63	$(0.34)
Diluted	$0.44	$(0.10)	$0.63	$(0.34)
Weighted average units outstanding (millions)
Basic	433.8	411.0	428.4	406.5
Diluted	439.6	411.0	434.2	406.5

See accompanying notes to the unaudited interim consolidated financial statements.

2010 SECOND QUARTER REPORT 29

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	2010	2009	2010	2009

Operating activities
Net income (loss)	$195	$(41)	$272	$(139)
Depletion, depreciation and accretion	327	400	669	785
Future income tax recovery	(191)	(119)	(213)	(235)
Unit-based compensation (note 9)	11	13	24	25
Unrealized risk management loss (gain) (note 10)	(147)	263	(158)	385
Unrealized foreign exchange loss (gain)	74	(86)	19	(43)
Asset retirement expenditures	(12)	(21)	(27)	(36)
Change in non-cash working capital	(17)	(114)	(5)	(165)
	240	295	581	577

Investing activities
Additions to property, plant and equipment	(231)	(140)	(494)	(321)
Acquisition of property, plant and equipment	(194)	(1)	(328)	(7)
Disposition of property, plant and equipment	288	5	866	151
Change in non-cash working capital	(43)	(12)	(6)	(120)
	(180)	(148)	38	(297)

Financing activities
Decrease in bank loan	(345)	(171)	(1,066)	(271)
Proceeds from issuance of notes (note 5)	-	238	304	238
Issue of equity	446	10	466	258
Distributions paid	(161)	(193)	(323)	(470)
Redemption / maturity of convertible debentures	-	-	-	(4)
Repayment of acquired credit facilities	-	(31)	-	(31)
	(60)	(147)	(619)	(280)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$54	$46	$64	$70
Income taxes recovered	$-	$(3)	$(1)	$(3)

See accompanying notes to the unaudited interim consolidated financial statements.

2010 SECOND QUARTER REPORT 30

Notes to the Unaudited Interim Consolidated Financial Statements
(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 10)

1. Structure of Penn West

Penn West Energy Trust (“Penn West”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta, Canada. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and net profit interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West, except for an unincorporated joint venture arrangement (the “Peace River Oil Partnership”) in which Penn West wholly owned subsidiaries hold a 55 percent interest. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to royalty payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2009, except as described below. These unaudited interim consolidated financial statements do not include all of the disclosures outlined in Penn West’s annual financial statements and should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

New Accounting Policies

In the first quarter of 2010, Penn West implemented a Long-Term Retention and Incentive Plan as outlined in Note 9. Compensation expense for the plan is based on an intrinsic cost calculation on each reporting date using the awards outstanding and Penn West’s unit price from the Toronto Stock Exchange on each balance sheet date. The awards are expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying unit price will result in increases and decreases, respectively, to the underlying accrued obligation until settlement.

Partnership accounting

Penn West entered into the Peace River Oil Partnership during the second quarter of 2010. This arrangement is accounted for using the proportionate consolidation method with Penn West receiving its 55 percent share of revenues, expenses, assets and liabilities. Please refer to Note 4 below.

2010 SECOND QUARTER REPORT 31

3. Property, plant and equipment

	June 30, 2010	December 31, 2009
Oil and natural gas properties, including production and processing equipment	$17,401	$17,929
Accumulated depletion and depreciation	(7,231)	(6,582)
Net book value	$10,170	$11,347

In addition to Penn West’s net share of capital overhead recoveries, capital additions included approximately $12 million of staff costs directly attributable to exploration and development activities (2009 – $nil).

An impairment test was performed on the costs capitalized to oil and natural gas properties at June 30, 2010 and December 31, 2009. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

4. Peace River Oil Partnership

On June 1, 2010, Penn West entered a partnership agreement to develop oil assets in the Peace River area in Alberta. Pursuant to the agreement, Penn West contributed assets with a fair value of $1.8 billion for a 55 percent interest in the partnership. Penn West received cash consideration of $312 million upon closing and will receive an additional $505 million in funding for its share of future capital and operating expenses in the Peace River Oil Partnership.

2010 SECOND QUARTER REPORT 32

5. Long-term debt
	June 30, 2010	December 31, 2009
Bankers’ acceptances and prime rate loans	$808	$1,874

U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	170	168
5.80%, US$155 million, maturing May 31, 2017	165	163
5.90%, US$140 million, maturing May 31, 2019	149	147
6.05%, US$20 million, maturing May 31, 2022	21	21
	505	499
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	162	160
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	296	292
6.40%, US$49 million, maturing May 29, 2020	53	52
	541	534
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	91	97

Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	53	52
8.89%, US$35 million, maturing May 5, 2016	37	36
9.32%, US$34 million, maturing May 5, 2019	36	36
8.89%, US$35 million, maturing May 5, 2019 (2)	37	37
9.15%, £20 million, maturing May 5, 2019 (3)	31	34
9.22%, €10 million, maturing May 5, 2019 (4)	13	15
7.58%, CAD$5 million, maturing May 5, 2014	5	5
	212	215
Senior unsecured notes – 2010 Notes
4.53%, US$28 million, maturing March 16, 2015	29	-
4.88%, CAD$50 million, maturing March 16, 2015	50	-
5.29%, US$65 million, maturing March 16, 2017	69	-
5.85%, US$112 million, maturing March 16, 2020	120	-
5.95%, US$25 million, maturing March 16, 2022	27	-
6.10%, US$20 million, maturing March 16, 2025	21	-
	316	-

Total long-term debt	$2,473	$3,219

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

Penn West Petroleum Ltd. (the “Company”) has an unsecured, revolving syndicated bank facility for three years with an aggregate borrowing limit of $2.25 billion. The facility is extendible and expires on April 30, 2013. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. The Company currently has approximately $1.4 billion of unused credit capacity available.

2010 SECOND QUARTER REPORT 33

Letters of credit totalling $2 million were outstanding on June 30, 2010 (December 31, 2009 - $2 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

Financing costs, including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures, were $45 million in the second quarter of 2010 (2009 - $37 million) and $85 million for the first six months of 2010 (2009 - $77 million). Also included in financing costs are realized losses on interest rate swaps of $6 million in the second quarter of 2010 (2009 - $2 million) and $12 million for the first six months of 2010 (2009 - $8 million) to reflect that the floating interest rate decreased compared to the fixed interest rate swapped under Penn West’s financial instruments.

The estimated fair values of the principal and interest obligations of the outstanding unsecured notes were as follows:
	June 30, 2010	December 31, 2009
2007 Notes	$530	$508
2008 Notes	584	558
UK Notes	94	99
2009 Notes	249	247
2010 Notes	324	-
Total	$1,781	$1,412

6. Convertible debentures

Penn West’s outstanding balances and estimated fair values for the unsecured, subordinated convertible debentures were as follows:

	June 30, 2010	December 31, 2009
Current portion	$44	$18
Long-term portion	229	255
Total	$273	$273

Total fair value (1)	$279	$277

(1)	Based on quoted market value.

At June 30, 2010, Penn West had the following unsecured, subordinated convertible debentures outstanding:

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
6.5% Convertible extendible	PWT.DB.D	July 31, 2010	$36.82	$1,025 July 31, 2009 to maturity
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity

2010 SECOND QUARTER REPORT 34

During the second quarter of 2010, an insignificant amount of convertible debentures were redeemed and settled in units (2009 – $11 million) and no convertible debentures were redeemed and settled in cash (2009 - $4 million). The convertible debentures which matured on June 30, 2010 were settled in cash.

Subsequent to June 30, 2010, the series D debentures matured on July 31, 2010 and were settled in units for a total of approximately $18 million.

	PWT.DB.B	PWT.DB.C	PWT.DB.D	PWT.DB.E	PWT.DB.F
	8.0%	8.0%	6.5%	7.2%	6.5%	Total
Balance, December 31, 2008	$7	$16	$18	$26	$229	$296
Redeemed	-	(16)	-	-	-	(16)
Matured	(7)	-	-	-	-	(7)
Balance, December 31, 2009	-	-	18	26	229	273
Converted	-	-	-	-	-	-
Balance, June 30, 2010	$-	$-	$18	$26	$229	$273

7. Asset retirement obligations

At June 30, 2010, the total estimated amount to settle Penn West’s asset retirement obligations on an uninflated and undiscounted basis was $2.4 billion (December 31, 2009 - $2.4 billion) and on an inflated and undiscounted basis was $4.2 billion (December 31, 2009 - $4.0 billion). The recorded asset retirement obligation was determined by applying an inflation factor of 2.0 percent (December 31, 2009 - 2.0 percent) and discounting the inflated amount using credit-adjusted rates between 7.0 – 9.0 percent (December 31, 2009 - 7.0 – 9.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 22 years. Future cash flows from operating activities are expected to fund these obligations.

Changes to asset retirement obligations were as follows:
	Six months ended June 30, 2010	Year ended December 31, 2009
Balance, beginning of period	$568	$614
Net additions (disposals) (1)	21	(26)
Liabilities settled	(27)	(65)
Liabilities acquired	-	3
Accretion charges	20	42
Balance, end of period	$582	$568

(1)	Includes additions from drilling activity and facility capital spending and disposals from net property dispositions.

2010 SECOND QUARTER REPORT 35

8. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2008	386,504,586	$7,976
Issued on exercise of trust unit rights (1)	414,745	9
Issued to employee trust unit savings plan	2,579,500	37
Issued to distribution reinvestment plan	8,221,146	111
Issued to settle convertible debentures	1,498,247	19
Issued on trust unit offering (net of issue costs/tax)	17,731,000	240
Issued on Reece acquisition	4,689,513	59
Balance, December 31, 2009	421,638,737	$8,451
Issued on exercise of trust unit rights (1)	1,628,615	29
Issued to employee trust unit savings plan	958,704	19
Issued to distribution reinvestment plan	3,085,042	59
Issued to settle series C convertible debentures	13,207	-
Issued on trust unit offering (net of issue costs/tax)	23,524,209	426
Balance, June 30, 2010	450,848,514	$8,984

Contributed surplus	June 30, 2010	December 31, 2009
Balance, beginning of period	$123	$75
Unit-based compensation expense	24	52
Net benefit on rights exercised (1)	(6)	(4)
Balance, end of period	$141	$123

(1)	Upon exercise of trust unit rights, the net benefit is recorded as a reduction of contributed surplus and an increase to unitholders’ capital.

Average units outstanding	Three months ended June 30		Six months ended June 30
(millions of units)	2010	2009	2010	2009
Weighted average
Basic	433.8	411.0	428.4	406.5
Dilutive impact of unit rights and debentures	5.8	-	5.8	-
Diluted	439.6	411.0	434.2	406.5

For the second quarter of 2010, 20.4 million trust units (2009 – 32.3 million) that would be issued under the trust unit rights incentive plan and 4.8 million trust units (2009 – 5.5 million) that would be issued on the conversion of the convertible debentures were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive.

2010 SECOND QUARTER REPORT 36

9. Unit-based compensation

Trust unit rights incentive plan (“TURIP”)

Penn West has a TURIP that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. To date, no rights have been granted to other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. The grant price of unit rights is administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for a five-trading-day period subsequent to the date of entitlement. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date vest over a three-year period and expire four years after the date of the grant.

	Six months ended June 30, 2010		Year ended December 31, 2009
Trust unit rights	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of period	31,816,158	$17.65	25,818,380	$22.88
Granted	6,528,030	20.44	10,889,310	12.88
Exercised	(1,628,615)	14.27	(414,745)	13.38
Forfeited	(1,716,386)	18.32	(4,476,787)	21.68
Balance before reduction of exercise price	34,999,187	18.30	31,816,158	19.75
Reduction of exercise price for distributions paid	-	(0.77)	-	(2.10)
Outstanding, end of period	34,999,187	$17.53	31,816,158	$17.65
Exercisable, end of period	16,608,165	$18.11	11,155,528	$20.01

Long-term retention and incentive plan (“LTRIP”)

Penn West implemented an LTRIP in the first quarter of 2010 that allows Penn West employees to receive cash consideration based on Penn West’s unit price. Eligible employees receive a grant of a specific number of units that vest over a three-year period with the cash value paid to the employee on each anniversary date. The cash consideration paid will vary depending upon the performance of the Penn West unit price on the Toronto Stock Exchange. If the service requirements are met, the cash consideration paid is based on the number of units vested and the five-day weighted average trading price of the units at the vest date plus cash distributions declared by Penn West during the vesting period.

LTRIP awards	Six months ended June 30, 2010	Year-ended December 31, 2009
Outstanding, beginning of period	-	-
Granted	619,424	-
Forfeited	(13,235)	-
Outstanding, end of period	606,189	-

2010 SECOND QUARTER REPORT 37

Unit-based compensation expense

Unit-based compensation expense under the TURIP is based on the fair value of rights issued on the grant date amortized over the remaining vesting periods on a straight-line basis. Unit-based compensation expense under the LTRIP is based on the intrinsic cost of the awards granted and is amortized based on a graded vesting schedule. The total unit-based compensation expense was allocated to operating expense and general and administrative expense as follows:

	Six months ended June 30
	2010	2009
TURIP
Operating expense	$6	$6
General and administrative expense	18	19
LTRIP
Operating expense	2	-
General and administrative expense	1	-
Unit-based compensation expense	$27	$25

The unit price used in the intrinsic calculation as at June 30, 2010 was $20.30 (June 30, 2009 – N/A).

A Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted under the TURIP with the following fair value per trust unit right and weighted average assumptions:

	Six months ended June 30
	2010	2009
Average fair value of trust unit rights granted (per unit)	$3.54	$1.60
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	32.3%	30.1%
Risk-free rate of return (average)	2.5%	1.8%
Distribution yield (1)	8.6%	10.2%

(1)	Represents distributions declared as a percentage of the Penn West’s market price at the balance sheet date.

Employee retirement savings plan

Penn West has an employee retirement savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices. To date, no open market purchases have been made related to the employee retirement savings plan.

2010 SECOND QUARTER REPORT 38

10. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the senior unsecured notes described in Note 5 and the convertible debentures described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the mark to market values recorded for the financial instruments.

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the accompanying Management’s Discussion and Analysis under the heading “Business Risks”. The disclosure under this heading is hereby incorporated by reference into, and forms an integral part of, these financial statements.

Changes in the fair value of all outstanding financial commodity, power, interest rate, cross currency and foreign exchange contracts are reflected on the balance sheets with a corresponding unrealized gain or loss included in income.

As at June 30, 2010, the only asset or liability measured at fair value on a recurring basis was the risk management liability, which was valued using Level 2 inputs. Level 2 inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management	Six months ended June 30, 2010	Year ended December 31, 2009
Balance, beginning of period	$(151)	$442
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	155	(554)
Electricity swaps	7	(25)
Interest rate swaps	(7)	32
Foreign exchange forwards	12	(51)
Cross currency swaps	(9)	5
Total fair value, end of period	$7	$(151)

Total fair value consists of the following:
Fair value, end of period – current portion	$-	$(130)
Fair value, end of period – long-term portion	7	(21)
Total fair value, end of period	$7	$(151)

Based on June 30, 2010 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management gain by $14 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management gain by $1 million.

2010 SECOND QUARTER REPORT 39

The following table reconciles the changes in the fair value of financial instruments including the realized component (cash settlement) in the period:

Risk management	Six months ended June 30, 2010	Year ended December 31, 2009
Balance, beginning of period	$(151)	$442
Realized (gain) loss – commodity contracts	6	(344)
Unrealized gain (loss) – commodity contracts	149	(210)
Realized (gain) loss – other	16	37
Unrealized gain (loss) – other	(13)	(76)
Total fair value, end of period	$7	$(151)

Penn West had the following financial instruments outstanding as at June 30, 2010. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	35,000 bbls/d	Jul/10 – Dec/10	US$60.11 to $75.72/bbl	$(41)
WTI Collars	25,000 bbls/d	Jan/11 – Dec/11	US$81.00 to $92.70/bbl	55
Natural gas
AECO Collars (1)	63,000 GJ/d	Jul/10 – Oct/10	$ 6.50 to $9.50/GJ	24
AECO Collars (2)	30,000 GJ/d	Jul/10 – Dec/10	$ 5.00 to $5.75/GJ	7
Electricity swaps
Alberta Power Pool	65 MW	Jul/10 – Dec/10	$71.40/MWh	(4)
Alberta Power Pool	25 MW	Jul/10 – Dec/11	$66.70/MWh	(5)
Alberta Power Pool	65 MW	Jan/11 – Dec/11	$61.79/MWh	(7)
Alberta Power Pool	45 MW	Jan/12 – Dec/12	$53.02/MWh	-
Alberta Power Pool	30 MW	Jan/12 – Dec/13	$54.60/MWh	-
Alberta Power Pool	20 MW	Jan/13 – Dec/13	$56.10/MWh	-
Alberta Power Pool	50 MW	Jan/14 – Dec/14	$58.50/MWh	-
Interest rate swaps
	$250	Jul/10 – Nov/10	2.27%	(2)
	$500	Jul/10 – Dec/11	1.61%	(3)
	$600	Jul/10 – Jan/14	2.71%	(13)
	$50	Jul/10 – Jan/14	1.94%	-
Foreign exchange forwards
19-month term	US$599	Jul/10 – Dec/11	1.06085 CAD/USD	(4)
8-year term	US$80	2015	1.01027 CAD/USD	7
10-year term	US$80	2017	1.00016 CAD/USD	8
12-year term	US$70	2019	0.99124 CAD/USD	8
15-year term	US$20	2022	0.98740 CAD/USD	3
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(20)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(4)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$7

(1)	The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.
(2)	The collars total approximately 28,400 mcf per day between prices of $5.27 and $6.06 per mcf.

2010 SECOND QUARTER REPORT 40

In the second quarter of 2010, we entered into foreign exchange contracts to swap US$599 million of US dollar revenue for the remainder of 2010 and 2011 to Canadian dollars at an average rate of one US dollar equals 1.06 Canadian dollars to fix the floor price of our US dollar denominated oil collars in Canadian dollars.

A realized loss of $4 million (2009 - $8 million) on electricity contracts has been included in operating costs for the first six months 2010.

11. Income taxes

The total future income tax liability consists of the following:

(millions)	June 30, 2010	December 31, 2009
Current asset	$-	$37
Long-term liability	(917)	(1,169)
Total	$(917)	$(1,132)

The current portion of the future income tax asset represents future income taxes attributable to the current unrealized risk management liability.

12. Capital management

Penn West manages its capital to provide a flexible structure to support production maintenance and organic growth and other operational strategies, maintain a strong financial position to capture business opportunities and to maintain a stable distribution profile to its unitholders.

Unitholders’ equity, long-term debt and convertible debentures are defined as capital by Penn West. Unitholders’ equity includes unitholders’ capital, contributed surplus and retained earnings (deficit). Long-term debt includes bank loans and senior unsecured notes.

	June 30, 2010	December 31, 2009
Components of capital
Unitholders’ equity	$8,355	$7,918
Long-term debt	2,473	3,219
Convertible debentures	273	273
Total	$11,101	$11,410

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors. Distributions may be monthly or special and in cash or in trust units at the discretion of Penn West’s Board of Directors.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to pro forma EBITDA and senior debt and total debt to capitalization. As at June 30, 2010, the Company was in compliance with all of its financial covenants.

13. Related-party transactions

During the first six months of 2010, Penn West incurred $2 million (2009 – $1 million) of legal fees from a law firm of which a partner is also a director of Penn West.

2010 SECOND QUARTER REPORT 41